EXHIBIT 99.1

Press Release Dated April 15, 2013, Suncor Energy sells majority of conventional natural gas business in Western Canada

News Release

FOR IMMEDIATE RELEASE

Suncor Energy sells majority of conventional natural gas business in Western Canada

(All financial figures are approximate and in Canadian dollars unless otherwise noted.)

Calgary, Alberta (April 15, 2013) – Suncor Energy today announced it has reached an agreement to sell the conventional portion of its natural gas business in Western Canada for $1 billion to a newly established partnership between Centrica plc (LSE: CNA) and Qatar Petroleum International. Estimated production from this business in 2013 is approximately 42,000 boe/d (90% gas).

The sale includes properties situated across multiple regions in Alberta, northeast British Columbia and southern Saskatchewan. Excluded are the majority of Suncor’s unconventional natural gas properties in the Montney region of British Columbia and the company’s Wilson Creek, Alberta unconventional oil assets.

“Today’s announcement is further proof of our commitment to capital discipline and aligning assets with strategic objectives,” said Steve Williams, president and chief executive officer. “We will continuously review and refine our portfolio of assets to ensure we are investing in projects that deliver profitable growth and strong returns for our shareholders.”

The purchase price is subject to closing adjustments on an economic basis, effective January 1, 2013, typical of transactions of this nature. The sale is subject to regulatory approval, including under the Investment Canada Act and Competition Act and is expected to close during the third quarter.

Production guidance for the North American Onshore business segment is expected to be adjusted after closing of the transaction.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Some of the forward-looking statements may be identified by words like “expected,” “subject to,” “will be,” and similar expressions. In addition, all other statements that address expectations or projections about the future, including statements about our strategy for growth, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements.

Forward-looking statements in this news release include our assumption that the transaction will close as described. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Earnings Release and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 www.suncor.com risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference.

Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor converts natural gas to barrels of oil equivalent (BOEs) at the ratio of six thousand cubic feet: one barrel.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of six thousand cubic feet of natural gas: one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries

800-558-9071

invest@suncor.com